# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rekor Systems, Inc., CIK 0001697851
CUSIP: 759419104
Title of class of securities: Common stock
Address of issuer's principal executive offices: 6721 Columbia Gateway Drive, SUITE 400, COLUMBIA, Maryland (MD), 21046
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002124221

## Reporting persons
- Church Pension Fund: type of reporting person: church plan (CP); citizenship or place of organization: New York (NY); sole voting power 10,391,918; shared voting power 0; sole dispositive power 10,391,918; shared dispositive power 0; aggregate amount beneficially owned 10,391,918 (7.6% of the class)
  Comment: The Church Pension Fund (CPF) relies on section 3(c)(14) of the Investment Company Act and is the sponsor and administrator of the church plans and owner of the commingled accounts that collectively hold the shares.

## Item 1. Issuer
Name of issuer: Rekor Systems, Inc.
Address of issuer's principal executive offices: 6721 Columbia Gateway Drive, SUITE 400, COLUMBIA, MARYLAND, 21046.

## Item 2. Person Filing
Name of person filing: The Church Pension Fund
Address of principal business office or, if none, residence: 19 E 34th St, New York, NY 10016
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: church plan (CP)

## Item 4. Ownership
Amount beneficially owned: 10,391,918.00
Percent of class: 7.6%
Sole power to vote or to direct the vote: 10,391,918.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,391,918.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Church Pension Fund: /s/ Michael Hood, Authorized Representative (05/14/2026)